January 27, 2014	James Kardon Partner 212.478.7250 jkardon@hahnhessen.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Ohr Pharmaceutical, Inc. Registration Statement on Form S-3 Filed January 17, 2014 File No. 333-193434

Greetings:

We are in receipt of the Commission’s letter of comment, dated January 24, 2014, and, on behalf of Ohr Pharmaceutical, Inc. (“Ohr” or the “Company”), have the responses set forth below.

Please be advised that the numbers of the following responses correspond to the numbered paragraphs in the Commission’s letter.

“1. We note that your registration statement is only signed by your principal executive officer and your board of directors. Please file an amended registration statement that is also signed by your principal financial officer and your controller or principal accounting officer, as required by Form S-3.”

Response: We will amend the registration statement to provide for full signatures, including Ohr’s principal financial officer and principal accounting officer.

“2. We note that your annual report on Form 10-K for the year ended September 30, 2013, which you incorporate by reference into your registration statement, does not include the signature of your controller or principal accounting officer. Please file an amended annual report on Form 10-K to include such signature.”

Response: Sam Backenroth, who signed Ohr’s Form 10-K as Chief Financial Officer, is also Ohr’s controller, principal accounting officer and principal financial officer. In future filings, he will be signing in all appropriate capacities.

I enclose a statement from the Company acknowledging that:

January 27, 2014

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking and action with respect to the filing; and
•	The Company may not assert staff comments in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 478-7250 if you have any comments regarding the foregoing or need additional information. We would appreciate receiving any further comments at your earliest convenience.

Very truly yours,

/s/ James Kardon

James Kardon

JK/plr

Enclosures

cc:	Amy Reischauer Irach Taraporewala, Chief Executive Officer